Exhibit 6.7

LETTER OF INTENT

July 20, 2020

This letter of intent (“LOI”) summarizes the principal terms of a strategic partnership between Crush Capital Inc. (“Crush”) and CrowdCheck Law, LLP (“CrowdCheck Law”), whereby CrowdCheck Law and its affiliate CrowdCheck, Inc. shall act as the exclusive providers of due diligence, legal and compliance services to featured Reg A+ issuers in Season One of Crush’s original series, Going Public (the “Show”).

This non-binding LOI shall serve as proof of the contemplated relationship between Crush and CrowdCheck Law and will be followed by a definitive Agreement (“Agreement”) outlining specific terms and conditions of the partnership. Crush has identified CrowdCheck Law as a Reg A+ industry leader with the required experience and capabilities to support Crush’s objectives:

For Crush’s Show:

●	Crush will require all Season One issuers to pay CrowdCheck a fee of $100,000 for each of Reg A+ IPO filing with the SEC, or $60,000 for each standard Reg A+ filing with the SEC. In addition to entering into an exclusive Agreement with Crush, CrowdCheck Law would enter into a separate engagement agreement with each issuer.

●	In the event an issuer has already filed its Form 1-A Offering Circular with the SEC, Crush will still require such issuers to engage CrowdCheck Law as an advisor to issuer’s counsel for a reduced fee to be determined by CrowdCheck Law.

CrowdCheck Law will provide comprehensive legal and compliance services to each of the five Reg A+ issuers prior to and through the duration of the Show, including its Verified Services Package for Regulation A offerings, which includes:

o	Assisting featured issuers in preparing compliant “test the waters” materials;

o	Drafting the Form 1-A Offering Statement in accordance with the SEC’s requirements;

o	Preparing the contract for investment (Subscription or Purchase Agreement);

o	Coordinating with other advisors to issuers, such as accountants;

o	Overseeing the formatting of the Offering Statement to the SEC’s specifications (known as “EDGARization”) and filing the Offering Statement on the EDGAR system;

o	CrowdCheck Law’s issuance of the legal opinion required as part of the filing package (if the issuer is incorporated in specified states);

o	CrowdCheck Law’s representation of the issuer in accepting SEC comments, coordinating with the SEC and redrafting the Offering Statement in response to SEC comments;

o	Advice as to how and when to communicate with potential investors;

o	Initial “notice” filings with the states in which the offering is made (but not the filing fees); and

o	The comprehensive due diligence protection provided by the CrowdCheck Verified Check.

This LOI sets forth the basis on which the parties intend to proceed but notwithstanding anything to the contrary contained herein is not intended to create and does not create any legally binding obligation of any nature on the part of either party.

CRUSH CAPITAL INC.

/s/ Darren Marble
By:	Darren Marble
Its:	Co-founder & Co-CEO

/s/ Todd Goldberg
By:	Todd Goldberg
Its:	Co-founder & Co-CEO

Acknowledged and agreed:

CROWDCHECK LAW, LLP

/s/ Sara Hank
By:	Sara Hanks
Its:	Managing Partner